UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

U.S. MedSys Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

90341J 10 7
(CUSIP Number)

Peter G. Futro, 1401 17th Street, Suite 1150, Denver, CO 80202
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 6, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ??240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ?240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person?s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be ?filed? for the purpose of Section 18 of the Securities and Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 90341J 10 7

1. Name of Reporting Entity:
Rangeley Corporation
2. I.R.S. Identification No. (Optional):

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3. SEC Use Only

4. Source of Funds (See Instructions) OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization British Virgin Islands

Number of
Shares	7. Sole Voting Power 0
Beneficially	8. Shared Voting Power 0
Owned by Reporting	9. Sole Dispositive Power 0
Entity	10. Shared Dispostive Power 0
With

11. Aggregate Amount Beneficially Owned by Reporting Entity 0

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11) 0%

14. Type of Reporting Entity (See Instructions) CO

Item 1.	Security and Issuer.

The title of the class of securities of U.S. MedSys Corp. (the ?Issuer?) is common stock, no par value. The address of the principal executive office of the Issuer is 411 Rt. 17 South, Hasbrouck Heights, NJ 07604.

Item 2.	Identity and Background.

Rangeley Corporation (?Rangeley?) is a corporation incorporated under the laws of the British Virgin Islands. Rangeley?s business address is 1401 17th Street, Suite 1150, Denver, CO 80202 and its principal business is investments. During the past 5 years, such entity has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, or (iii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Not Applicable.

Item 4.	Purpose of Transaction

Rangeley had acquired 15,000,000 shares of the Issuer?s common stock on November 12, 2002. Rangeley subsequently disposed of all of its 15,000,000 shares common stock in various transactions as reported by Rangeley on Forms 4 and 5. The final disposition occurred on May 6, 2005 with the sale by Rangeley Corporation of 6,881,039 shares of the Issuer?s common stock to Montague Investments, Inc. for $800,000. Contemporaneously with the sale to Montague Investments, Inc., Peter G. Futro resigned as an officer and director of the Issuer, George Anagnost resigned as an officer and director of the Issuer, Kenton Sieckman resigned as a director of the Issuer, Jacob Futro resigned as an officer of the Issuer, Anthony Rubino was appointed as a director of the Issuer and Orest Boyko was appointed as a director of the Issuer.

Item 5.	Interest in Securities of the Issuer

(a)	The following indicates the amount of shares beneficially owned by the Reporting Entity and percentage of such shares:

Percentage of Shares Outstanding	Name	Number of Shares

0	Rangeley Corporation	0

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

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Item 7.	Material to be Filed as Exhibits

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: June 13, 2005

RANGELEY CORPORATION
By: /s/ Peter G. Futro
President & Director

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See18 U.S.C 1001)

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